Exhibit 99.1

ZIM Announces the Establishment of ZIMARK, A New Company Providing Innovative Scanning Technology for the Logistics and Supply Chain Industries

Disruptive Technology Has Potential to Create New Global Scanning Standard

Haifa, Israel – April 26, 2021 –  ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today the establishment of ZIMARK, a technology-based company formed in collaboration with the Israeli startup Sodyo Ltd., to provide next generation scanning solutions for the logistics and supply chain sectors. In addition to the joint venture with Sodyo in the establishment of ZIMARK, ZIM will also make a direct equity investment in Sodyo.

ZIMARK will provide its customers innovative scanning solutions using Sodyo’s groundbreaking patented technology for connecting offline content to the online world.

The ZIMARK scanning technology, based on colorful markers, image recognition and advanced algorithms, is the most advanced in the market, enabling accurate scans from virtually any distance and allowing scans of multiple markers simultaneously, along with a set of additional features. ZIMark will enable companies in the supply chain industry to lower costs, increase efficiency and improve customer service.

ZIMARK will be led by Karin Levy as CEO. Ms. Levy brings with her extensive international experience in the maritime, logistics and supply chain industries. Ms. Levy has served in various senior positions at ZIM for the last 15 years. She has led large-scale functions, in both commercial and operational capacities. In her most recent position, Ms. Levy served as the President of ZIM’s Caribbean and Central America District in Miami.

ZIM CEO Eli Glickman: ZIM CEO Eli Glickman: “ZIMARK’s new disruptive technology has the potential to revolutionize scanning, with an impact on shipping and logistics consistent with landmark innovations that have transformed other industries including the introduction of color images in broadcasting. ZIMARK will create a new global standard, providing a much-needed solution for effectively operating in complex global supply chains. We expect ZIMARK’s advantages, such as long-range scanning capabilities, scanning of multiple items simultaneously and other ground-breaking features to provide significant performance, cost, and efficiency benefits to the maritime, logistics and supply chain industries. We are very excited to add ZIMARK to our growing portfolio of companies realizing our strategy of bringing advanced technological solutions to the shipping and logistics sectors.

ZIM COO David Arbel: “ZIMARK will offer an advanced, state-of-the-art, solution for the logistics and supply chain industries, from inventory management through asset tracking, access control and more. We are delighted that leading companies in the industry have already expressed significant interest in ZIMARK’s innovative solutions.”

Sodyo’s CEO Alon Raz: “As a global player with vast expertise and an innovative approach, ZIM is the ideal partner to bring our unique technology to the world of logistics. The new company brings together the best of both worlds – ZIM’s logistics expertise and Sodyo’s technology - to create new opportunities in the market.”

Try ZIMARK yourself. Download the ZIMark application from

App store or Google Play.

About ZIM:

ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) ("ZIM") is a global, asset-light container liner shipping company with a leadership position in the markets in which it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services, with a reputation for industry-leading transit times, schedule reliability and service excellence.

About Sodyo:

Sodyo’s mission is to create highly functional offline to online environments. Through Sodyo, people and businesses can interact and move seamlessly between their physical and digital worlds. This is accomplished using a new state of the art scanning technology. Essentially, consumers can scan a code and get instant access to content, regardless of where they are or what device they are using. “If you can see it, you can scan it”! Sodyo is primarily focused on providing interactivity solutions to customers in the fields of media and digital out of home, supplying a wealth of engagement and monetization opportunities.

Forward Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding ZIM’s ability to benefit from the commercialization of ZIMARK’s and Sodyo’s technology. These risks and uncertainties include but are not limited to: the possibility that ZIMARK or Sodyo will not be able to develop and/or commercialize their respective technologies into products that will be used by the market; and other factors detailed from time to time in ZIM’s periodic reports and filings with the Securities and Exchange Commission (“SEC”), including ZIM’s Annual Report on Form 20-F for 2020 filed with the SEC on March 22, 2021. ZIM expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise. ZIM makes no prediction or statement about the performance of its securities.

ZIM Contacts

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com